File No. 1-14748

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-18 of

the Securities Exchange Act of 1934

For the month of june ,2002

OPEN JOINT STOCK COMPANY
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
(Translation of registrant's name into English)

5 DELEGATSKAYA STR., MOSCOW 103091, RUSSIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ❄ Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes____ No ❄

Protocol № 1
of the Annual General meeting of Shareholders of
Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom
based upon operation results of 2001

Moscow 10 June 2002

The date of the meeting: **June 1, 2002**. Registration of the participants: 9:00. Beginning of the meeting 10:00. Termination of the meeting after the Registrar serving as a Counting Commission report on the results of the ballot through all the Agenda items. The Registrar serves as a Counting Commission.

The venue of the meeting Rostelecom Training and Manufacturing Centre, Village of Bekasovo, Naro-Fominsk District, Moscow Region. The address of the Registrar, the "RTC –Registrator" branch of CJSC "Registrator-Svyaz": **5 Delegatskaya Street, Moscow, 127091, Russia., "RTC-Registrator".**

A number of common shares carrying a voting right is **728,696,320**. A number of common shares participated in the ballot is **629,826,065**.

The Chairman of the Shareholders meeting:
The Chairman of the Rostelecom Board of Directors Mr. Valery N. Yashin

The Secretary of the Shareholders meeting: Mr. Boris A. Epinin

The Presidium of the Shareholders meeting: The General Director of OJSC "Rostelecom" Mr. Sergei I. Kuznetsov.

The agenda of the meeting, materials to the agenda and ballot papers for voting on the agenda items of the meeting were sent by registered mail to each shareholder recorded in the Company register as of **April 14, 2002** and thus entitled to participate in the Annual General Shareholders meeting.

Agenda of the Meeting:

1. Approval of the Company's annual report, annual accounting statements, including profits and losses statement (profits and losses accounts) of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2001).
2. Determination of the amount, forms and payment deadlines of dividends for 2001 with respect to shares of each category.
3. Election of the Board of Directors of the Company.
4. Election of the Auditing Commission of the Company.
5. Approval of the external auditor of the Company for 2002.
6. Approval of the restated Charter of the Company.
7. Approval of the restated Regulations on the General Meeting of Shareholders of OJSC Rostelecom.
8. Approval of the restated Regulations on the Board of Directors of OJSC Rostelecom.
9. Amendments and additions to the Regulations on the Auditing Commission of OJSC Rostelecom.
10. Approval of the restated Regulations on the General Director of OJSC Rostelecom.
11. Approval of the restated Regulations on the Management Board of OJSC Rostelecom.

12. Participation of the Company in the "Iskra" Association of Federal Business Service Network Operators.

According to the results of the counting by the Counting Commission which functions were carried out by the Registrar, the "RTC –Registrator" branch of CJSC "Registrator-Svyaz" (Protocol of the Counting Commission # 1 as of **June 1, 2002** is attached to this Protocol of the General Shareholders Meeting and constitutes its integral part) the total number of shareholders who took part in the Meeting was **904** holding altogether **629,826,065** voting (common) shares, which account for **86.43%** of the total number of voting (common) shares. According to the Company's Charter the meeting was deemed valid. Quorum was reached.

The Protocol of the Counting Commission which is the basis for the current Protocol is available at the "RTC –Registrator" branch of CJSC "Registrator-Svyaz" to the address: 5 Delegatskaya Street, Moscow, 127091, Russia.

The result of the ballot on the Agenda items:

1. **Approval of the Company's annual report, annual accounting statements, including profits and losses statement (profits and losses accounts) of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2001).**

The proposal put forward to the Shareholders meeting is to approve the Company's annual report, annual accounting statements, including profits and losses statement (profits and losses accounts) of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2001).

Results of the vote count:
Percentage of the voted shares out of the total number of shares, taking part in the vote 99.82%

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	833	628,292,984	99.76%
Against	13	180,314	0.03%
Abstained	34	215,312	0.03%

The General Shareholders meeting of OJSC Rostelecom **resolved:**
to approve the Company's annual report, annual accounting statements, including profits and losses statement (profits and losses accounts) of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2001).

2. **Determination of the amount, forms and payment deadlines of dividends for 2001 with respect to shares of each category.**

Upon the results of operation of OJSC Rostelecom in 2001 the Board of Directors advises to pay dividends for 2001:
- on preferred shares in the amount of 0.9195237 Rubles per share (the aggregate payment on preferred shares to account for 10% of net profit);
- on common shares in the amount of 0.2144961 Rubles per share (the aggregate payment on common shares to account for 7% of net profit).
Dividends on common and preferred shares will be paid in monetary form from 1 August 2002 to the end of the fiscal year.

The right to vote on all matters at the meeting is granted to the OJSC Rostelecom shareholders holding common shares and registered in the register of shareholders of the Company as of 14 April 2002.

The procedure for the payment of dividends to each shareholder will be determined in accordance with the data contained in the register of shareholders, namely:

- by remittance to the bank accounts of shareholders;
- by mail transfer (less postage);
- by payment in cash by the Company cashiers (to Company employees only)"

Results of the vote count:

Percentage of the voted shares out of the total number of shares, taking part in the vote 99.63%

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	827	627,178,704	99.58%
Against	30	231,267	0.04%
Abstained	22	112,517	0.01%

The General Shareholders meeting of OJSC Rostelecom **resolved:**

Decided in accordance with the recommendations of the Board of Directors on the amount and the procedure for the payment of dividends: to pay dividends for 2001 on common shares in the amount of 0.2144961 Rubles per share. The aggregate payment on common shares to account for 7% of net profits.

Decided in accordance with the recommendations of the Board of Directors on the amount and the procedure for the payment of dividends: to pay dividends for 2001 on preferred shares in the amount of 0.9195237 Rubles per share. The aggregate payment on preferred shares to account for 10% of net profits.

Dividends on common and preferred shares will be paid in monetary form from 1 August 2002 to the end of the fiscal year. The procedure for the payment of dividends to each shareholder is determined in accordance with the data contained in the register of shareholders, namely:

- by remittance to the bank accounts of shareholders;
- by mail transfer (less postage);
- by payment in cash by the Company cashiers (to Company employees only).

3. **Election of the Board of Directors of the Company.**

The following nominees were put forward for election to the Board of Directors:

1. Vadim Y. Belov, Deputy General Director, OJSC Svyazinvest;
2. Yury A. Bilibin, Assistant to the General Director, OJSC Svyazinvest;
3. Nikolay P. Yemelyanov, General Director, OJSC Novgorodetelecom;
4. Igor V. Zabolotny, Executive Director/Director, Marketing and Service Sales Department, OJSC Svyazinvest;
5. Sergei I. Kuznetsov, General Director, OJSC Rostelecom;
6. Alexander V. Lopatin, Deputy General Director, OJSC Svyazinvest;
7. Anton I. Osipchuk, First Deputy General Director, OJSC Svyazinvest;
8. Stanislav N. Panchenko, Deputy General Director, OJSC Svyazinvest;
9. Victor A. Polischuk, President, OJSC Russian Telecommunications Network;
10. Irina M. Ragozina, Director, Corporate Management Department, OJSC Svyazinvest;
11. Mikhail V. Slipenchuk, General Director, LLC "Metropol" Investment Finance Company;
12. Grigory M. Finger, authorized representative of Lindsell Enterprises Limited;
13. Valery N. Yashin, General Director , OJSC Svyazinvest.

Results of the vote count:
Percentage of the voted shares out of the total number of shares, taking part in the vote 99.27%

No	Nominee's No	Nominee's name	Number of votes	Percentage of the total number of participants in the Meeting
1	13	Valery N. Yashin	730,893,865	10.55%
2	5	Sergei I. Kuznetsov	659,342,559	9.52%
3	11	Mikhail V. Slipenchuk	656,985,967	9.48%
4	9	Victor A. Polischuk	642,975,941	9.28%
5	1	Vadim Y. Belov	628,399,850	9.07%
6	8	Stanislav N. Panchenko	627,478,590	9.06%
7	3	Nikolay P. Yemelyanov	627,426,788	9.06%
8	6	Alexander V. Lopatin	626,969,025	9.05%
9	10	Irina M. Ragozina	626,858,776	9.05%
10	7	Anton I. Osipchuk	626,637,352	9.04%
11	12	Grigory M. Finger	399 877 176	5,77%
12	4	Igor V. Zabolotny	12 479 797	0.18%
13	2	Yury A. Bilibin	11 478 557	0.17%

The General Shareholders meeting of OJSC Rostelecom **resolved:**
to approve election the following persons as members of the Board of Directors of the Company: Valery N. Yashin, Sergei I. Kuznetsov, Mikhail V. Slipenchuk, Victor A. Polischuk, Vadim Y. Belov, Stanislav N. Panchenko, Nikolay P. Yemelyanov, Alexander V. Lopatin, Irina M. Ragozina, Anton I. Osipchuk, Grigory M. Finger.

4. Election of the Auditing Commission of the Company.

4.1. On the nominee of Konstantin V. Belyaev

The proposal put forward to the Meeting is to elect Konstantin V. Belyaev, Chief accountant of OJSC Svyazinvest to the Auditing Commission of the Company.

The results of the vote count:
Percentage of the voted shares out of the total number of shares, taking part in the vote 99.62%

Result	Number of participants	Number of votes	Percentage of the total number of participants in the Meeting
For	720	624,879,699	99.24%
Against	69	1,681,056	0.27%
Abstained	63	675,574	0.11%

4.2 On the nominee of Yury L. Vodopiyanov

The proposal put forward to the Meeting is to elect Yury L. Vodopiyanov, Deputy General Director of LLC Metropol Investment Finance Company, to the Auditing Commission of the Company.

The results of the vote count:
Percentage of the voted shares out of the total number of shares, taking part in the vote 99.56%

Result	Number of	Number of votes	Percentage of the total

	participants		number of participants in the meeting
For	619	103,156,137	16.38%
Against	129	522,470,199	82.98%
Abstained	87	1,280,654	0.20%

4.3 On the nominee of Petr V. Mikhalevsky

The proposal put forward to the Meeting is to elect Petr V. Mikhalevsky, Head of Corporate Management Department, OJSC Rostelecom, to the Auditing Commission of the Company.

The results of the vote count:
Percentage of the voted shares out of the total number of shares, taking part in the vote 99.57%

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	727	104,713,054	16.63%
Against	68	521,632,510	82.84%
Abstained	55	628,887	0.10%

4.4 On the nominee of Irina V. Prokofieva

The proposal put forward to the Meeting is to elect Irina V. Prokofieva, Deputy Director, Head of Internal Audit and Economic Analysis OJSC Svyazinvest, to the Auditing Commission of the Company.

The results of the vote count:
Percentage of the voted shares out of the total number of shares, taking part in the vote 99.49%

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	604	584,366,857	92.81%
Against	158	41,269,223	6.55%
Abstained	85	827,392	0.13%

4.5 On the nominee of Irina A. Smirnova

The proposal put forward to the Meeting is to elect Irina A. Smirnova, Deputy Chief Accountant, OJSC Rostelecom, to the Auditing Commission of the Company.

The results of the vote count:
Percentage of the voted shares out of the total number of shares, taking part in the vote 99.60%

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	707	586,616,269	93.16%
Against	97	39,806,363	6.33%
Abstained	56	701,212	0.11%

The General Shareholders meeting of OJSC Rostelecom **resolved:**
to elect the following persons as members of the Auditing Commission: Konstantin V. Belyaev, Irina V. Prokofieva, Irina A. Smirnova.

5. **Approval of the external auditor of the Company for 2002.**

The proposal put forward to the Meeting is to approve CJSC Ernst & Young Vneshaudit as the external auditor of the Company for 2002.

The results of the vote count:
Percentage of the voted shares out of the total number of shares, taking part in the vote 99.62%

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	768	626,278,187	99.44%
Against	35	376,191	0.06%
Abstained	71	799,728	0.12%

The General Shareholders meeting of Rostelecom **resolved:**
to approve CJSC Ernst and Young Vneshaudit as the external auditor of the Company for 2002.

6. Approval of the restated Company's Charter.

The restated version of the Company's Charter is put forward to the Shareholders meeting.

The results of the vote count:
Percentage of the voted shares out of the total number of shares, taking part in the vote 99.62%

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	813	626,508,778	99.48%
Against	14	444,854	0.07%
Abstained	44	463,798	0.07%

The OJSC Rostelecom General Shareholders meeting **resolved**: to approve the restated version of the Company's Charter.

7. **Approval of the restated Regulations on the General Meeting of Shareholders of OJSC Rostelecom.**

The restated version of the Regulations on the OJSC Rostelecom General Meeting of Shareholders is put forward to the Shareholders meeting.

The results of the vote count:
Percentage of the voted shares out of the total number of shares, taking part in the vote 99.62%

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	824	626,756,592	99.51%

Against	15	303,580	0.05%
Abstained	39	359,568	0.06%

The OJSC Rostelecom General Shareholders meeting **resolved**: to approve the restated version of the Regulations on the OJSC Rostelecom General Meeting of Shareholders.

8. **Approval of the restated Regulations on the Board of Directors of OJSC Rostelecom.**

The restated version of the Regulations on the Board of Directors of OJSC Rostelecom is put forward to the Shareholders meeting.

The results of the vote count:
Percentage of the voted shares out of the total number of shares, taking part in the vote 99.63%

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	790	625,500,205	99.32%
Against	28	1,635,764	0.26%
Abstained	59	332,407	0.05%

The OJSC Rostelecom General Shareholders meeting **resolved**: to approve the restated version of the Regulations on the Board of Directors of OJSC Rostelecom.

9. **Amendments and additions to the Regulations on the Auditing Commission of OJSC Rostelecom.**

9.1. A proposal is put forward to the Shareholders meeting to introduce amendments and additions to the Regulations **on the Auditing Commission of OJSC Rostelecom**.
Decided: to restate Section 1.3 as follows: "The Auditing Commission is elected at the annual general meeting of shareholders in the manner provided for under applicable legislation and the Charter of the Company until the next annual general meeting of shareholders and consists of three (3) members."

The results of the vote count:
Percentage of the voted shares out of the total number of shares, taking part in the vote 96.42%

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	811	606,636,653	96.32%
Against	7	79,680	0.01%
Abstained	35	585,775	0.09%

9.2 The proposal put forward to the Meeting is to make amendments and additions to the Regulations on the Auditing Commission of OJSC Rostelecom.
Decided: to restate Section 7.4 as follows: "The members of the Auditing Commission of the Company shall be paid remuneration during the period they perform their duties. In order to pay remuneration to the members of the Auditing Commission, the Company shall establish a fund for the remuneration of the members of the Auditing Commission, to be formed by way of deducting three-tenths (0.3) of one percent of the Company's net profits remaining after the formation of the

statutory funds. The amount of personal remuneration shall not exceed fifty percent (50%) of the average remuneration of a member of the Board of Directors determined on the basis of the total amount of remuneration to all the members of the Board of Directors and the numerical strength of the Board of Directors of the Company and shall be proposed by the Chairman of the Auditing Commission depending on the volume and intensity of the work performed by the members of the Auditing Commission. The decision on the amount of personal remuneration to a member of the Auditing Commission shall be made at a session of the Auditing Commission by a simple majority of votes of the Auditing Commission members present at the meeting. Remuneration shall not be paid to those members of the Auditing Commission who took no part in its work."

The results of the vote count:
Percentage of the voted shares out of the total number of shares, taking part in the vote 96.42%

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	653	604,374,725	95.96%
Against	95	2,110,156	0.33%
Abstained	95	803,479	0.13%

9.3 A proposal is put forward at the Shareholders meeting to introduce amendments and additions to the Regulations on the Auditing Commission of OJSC Rostelecom:
Decided: to add the following to Section 8.2: "The powers of a member of the Auditing Commission shall terminate in connection with his/her joining the Board of Directors, the Management Board, the liquidation commission or the tallying commission or being elected General Director of the Company. In such instances the powers of such member of the Auditing Commission shall terminate as of the date the authorized body of the Company decides on such election."

The results of the vote count:
Percentage of the voted shares out of the total number of shares, taking part in the vote 96.42%

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	801	606,604,682	96.32%
Against	10	82,080	0.01%
Abstained	37	587,941	0.09%

9.4 The proposal put forward at the Shareholders meeting is to introduce amendments and additions to the Regulations on the Auditing Commission of OJSC Rostelecom:
Decided: to replace the word "articles" with the word "norms" in Section 9.4.

The results of the vote count:
Percentage of the voted shares out of the total number of shares, taking part in the vote 96,42%

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	803	606,430,177	96.29%
Against	11	214,205	0.03%
Abstained	38	655,236	0.10%

The OJSC Rostelecom General Shareholders meeting **resolved**:
to approve the proposed amendments and additions to the Regulations on the Auditing Commission of OJSC Rostelecom.

10 Approval of the restated Regulations on the General Director of OJSC Rostelecom.

The restated version of the Regulations on the General Director of OJSC Rostelecom is put forward to the Shareholders meeting.

The results of the vote count:
Percentage of the voted shares out of the total number of shares, taking part in the vote 99.62%

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	805	626,698,652	99.51%
Against	19	341,459	0.05%
Abstained	49	365,650	0.06%

The OJSC Rostelecom General Shareholders meeting resolved: to approve the restated version of the Regulations on the General Director of OJSC Rostelecom.

11 Approval of the restated Regulations on the Management Board of OJSC Rostelecom.

The restated version of the Regulations on the Management Board of OJSC Rostelecom is put forward to the Shareholders meeting.

The results of the vote count:
Percentage of the voted shares out of the total number of shares, taking part in the vote 96.41%

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	772	605,123,173	96.08%
Against	24	1,703,844	0.27%
Abstained	53	405,301	0.06%

The OJSC Rostelecom General Shareholders meeting resolved: to approve the restated version of the Regulations on the Management Board of OJSC Rostelecom.

12. Participation of the Company in the "Iskra" Association of Federal Business Service Network Operators.

An issue is put forward to the Shareholders meeting on participation of the Company in the "Iskra" Association of Federal Business Service Network Operators.

The results of the vote count:
Percentage of the voted shares out of the total number of shares, taking part in the vote 99.78%

Result	Number of	Number of votes	Percentage of the total

	participants		number of participants in the meeting
For	714	605,022,718	96.06%
Against	56	21,830,916	3.47%
Abstained	104	1,558,250	0.25%

The OJSC Rostelecom General Shareholders meeting resolved: on participation of the Company in the "Iskra" Association of Federal Business Service Network Operators.

Valery N. Yashin
Chairman of the Shareholders meeting

Boris A. Epinin
Secretary of the Shareholders Meeting

Protocol № 1
of the Counting Commission
of the Annual General meeting of Shareholders of
Open Joint Stock Company
Long-Distance and International Telecommunications Rostelecom

Moscow **01 June 2002**

Due to the number of shareholders of OJSC "Rostelecom" exceeding 500, pursuant to clause 1, Article 56 of the Federal Law "On Joint Stock Companies", the functions of the Counting Commission for the general meeting of shareholders are being performed by "RTC-Registrator" branch, CJSC "Registrator-Svyaz", Registrar of "Rostelecom", comprised of the following membership:

Grigory I. Ananyev – Chairman of the Commission; Aleksei M. Panov, Svetlana G. Strenkovskaya, Oleg E. Chepikov, Dmitry N. Chukhanov – members of the Commission.

The Counting Commission has approved the results of the ballot on the agenda items of the general meeting of shareholders as follows:

Total number of shareholders taking part in the general meeting of shareholders – **904,** holding **629,826,065** voting (common) shares, which amount to **86.43%** of the total number of voting (common) shares. Pursuant to the Company Charter the general meeting is deemed law competent. A quorum is reached.

The results of the ballot on the Agenda items:

1. Approval of the company's annual report, annual accounting statements, including profits and losses statement (profits and losses accounts) of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2001).

Total number of shares carrying voting rights		728,696,320
Total number of registered shareholders holding voting shares	904	(629,826,065)
of which:		
Took part in the ballot	891	(628,724,007)
Number of ballot papers deemed **void**	11	(35,397)
Abstained from vote	13	(1,102,058)
Percentage of the voted shares out of the total number of shares, taking part in the ballot		99.82%

The final results of the ballot:

Result	**Number of participants**	**Number of votes**	**Percentage of the total number of participants in the meeting**
For	833	628,292,984	99.76%
Against	13	180,314	0.03%
Abstained	34	215,312	0.03%

2. Determination of the amount, forms and payment deadlines of dividens for 2001 with respect to shares of each category.

Total number of shares carrying voting rights		728,696,320
Total number of registered shareholders holding voting shares	904	(629,826,065)
of which:		
Took part in the ballot	891	(627,557,513)
Number of ballot papers deemed **void**	12	(35,025)
Abstained from vote	13	(2,268,552)
Percentage of the voted shares out of the total number of shares, taking part in the ballot		99.63%

The final results of the ballot:

Result	**Number of participants**	**Number of votes**	**Percentage of the total number of participants in the meeting**
For	827	627,178,704	99.58%
Against	30	231,267	0.04%
Abstained	22	112,517	0.01%

3. Election of the Board of Directors of the Company.

Total number of shares carrying voting rights		728,696,320
Total number of registered shareholders holding voting shares	904	(629,826,065)
of which:		
Took part in the ballot [out of carrying voting rights]	873	[6,910,883,287]
Number of ballot papers deemed **void** [out of carrying voting rights]	56	[2,612,137]
Abstained from vote [out of carrying voting rights]	31	[17,203,428]
Non-participating votes		30,466,907
Percentage of the voted shares out of the total number of shares, taking part in the ballot		99.27%

The final results of the ballot:

№	**Nominee's No**	**Nominee's name**	**Number of votes**	**Percentage of the total number of participants in the meeting**
1	**13**	Valery N. Yashin	730,893,865	10.55%
2	**5**	Sergey I. Kuznetsov	659,342,559	9.52%
3	**11**	Mikhail V. Slipenchuk	656,985,967	9.48%
4	**9**	Victor A. Polischuk	642,975,941	9.28%
5	**1**	Vadim Y. Belov	628,399,850	9.07%
6	**8**	Stanislav N. Panchenko	627,478,590	9.06%
7	**3**	Nikolay P. Yemelyanov	627,426,788	9.06%
8	**6**	Alexander V. Lopatin	626,969,025	9.05%
9	**10**	Irina M. Ragozina	626,858,776	9.05%
10	**7**	Anton I. Osipchuk	626,637,352	9.04%

11	12	Grigory M. Finger	399,877,176	5.77%
12	4	Igor V. Zabolotny	12,479,797	0.18%
13	2	Yury A. Bilibin	11,478,557	0.17%

4. Election of the Auditing Commission of the Company.

4.1. On the nominee of Konstantin V. Belyaev

Total number of shares carrying voting rights		728,506,784
Total number of registered shareholders holding voting shares	903	(629,656,529)
of which:		
Took part in the ballot	880	(627,339,705)
Number of ballot papers deemed **void**	28	(103,376)
Abstained from vote	23	(2,316,824)
Percentage of the voted shares out of the total number of shares, taking part in the ballot		99.62%

The final results of the ballot:

Result	**Number of participants**	**Number of votes**	**Percentage of the total number of participants in the meeting**
For	720	624,879,699	99.24%
Against	69	1,681,056	0.27%
Abstained	63	675,574	0.11%

4.2. On the nominee of Yury L. Vodopiyanov

Total number of shares carrying voting rights		728,506,784
Total number of registered shareholders holding voting shares	903	(629,656,529)
of which:		
Took part in the ballot	879	(627,314,131)
Number of ballot papers deemed **void**	44	(407,141)
Abstained from vote	24	(2,342,398)
Percentage of the voted shares out of the total number of shares, taking part in the ballot		99.56%

The final results of the ballot:

Result	**Number of participants**	**Number of votes**	**Percentage of the total number of participants in the meeting**
For	619	103,156,137	16.38%
Against	129	522,470,199	82.98%
Abstained	87	1,280,654	0.20%

4.3 On the nominee of Petr V. Mikhalevsky

Total number of shares carrying voting rights		728,506,784
Total number of registered shareholders holding voting shares	903	(629,656,529)
of which:		
Took part in the ballot	883	(627,376,214)
Number of ballot papers deemed **void**	33	(401,763)

Abstained from vote	20	(2,280,315)
Percentage of the voted shares out of the total number of shares, taking part in the ballot		99.57%

The final results of the ballot:

Result	**Number of participants**	**Number of votes**	**Percentage of the total number of participants in the meeting**
For	727	104,713,054	16.63%
Against	68	521,632,510	82.84%
Abstained	55	628,887	0.10%

4.4 On the nominee of Irina V. Prokofieva

Total number of shares carrying voting rights		728,506,784
Total number of registered shareholders holding voting shares of which:	903	(629,656,529)
Took part in the ballot	883	(627,383,623)
Number of ballot papers deemed **void**	36	(920,151)
Abstained from vote	20	(2,272,906)
Percentage of the voted shares out of the total number of shares, taking part in the ballot		99.49%

The final results of the ballot:

Result	**Number of participants**	**Number of votes**	**Percentage of the total number of participants in the meeting**
For	604	584,366,857	92.81%
Against	158	41,269,223	6.55%
Abstained	85	827,392	0.13%

4.5 On the nominee of Irina A. Smirnova

Total number of shares carrying voting rights		728,506,784
Total number of registered shareholders holding voting shares	903	(629,656,529)
of which:		
Took part in the ballot	884	(627,302,504)
Number of ballot papers deemed **void**	24	(178,660)
Abstained from vote	19	(2,354,025)
Percentage of the voted shares out of the total number of shares, taking part in the ballot		99.60%

The final results of the ballot:

Result	**Number of participants**	**Number of votes**	**Percentage of the total number of participants in the meeting**
For	707	586,616,269	93.16%
Against	97	39,806,363	6.33%
Abstained	56	701,212	0.11%

5. Approval of the external auditor of the Company for 2002.

Total number of shares carrying voting rights		728,696,320
Total number of registered shareholders holding voting shares	904	(629,826,065)
of which:		
Took part in the ballot	891	(627,554,201)
Number of ballot papers deemed **void**	17	(100,095)
Abstained from vote	13	(2,271,864)
Percentage of the voted shares out of the total number of shares, taking part in the ballot		99.62%

The final results of the ballot:

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	768	626,278,187	99.44%
Against	35	376,191	0.06%
Abstained	71	799,728	0.12%

6. Approval of the restated Company's Charter.

Total number of shares carrying voting rights		728,696,320
Total number of registered shareholders holding voting shares	904	(629,826,065)
of which:		
Took part in the ballot	889	(627,557,341)
Number of ballot papers deemed **void**	18	(139,911)
Abstained from vote	15	(2,268,724)
Percentage of the voted shares out of the total number of shares, taking part in the ballot		99.62%

The final results of the ballot:

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	813	626,508,778	99.48%
Against	14	444,854	0.07%
Abstained	44	463,798	0.07%

7. Approval of the restated Regulations on the General Meeting of Shareholders of OJSC Rostelecom.

Total number of shares carrying voting rights		728,696,320
Total number of registered shareholders holding voting shares	904	(629,826,065)
of which:		
Took part in the ballot	891	(627,554,201)
Number of ballot papers deemed **void**	13	(134,461)
Abstained from vote	13	(2,271,864)
Percentage of the voted shares out of the total number of shares, taking part in the ballot		99.62%

The final results of the ballot:

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	824	626,756,592	99.51%
Against	15	303,580	0.05%
Abstained	39	359,568	0.06%

8. Approval of the restated Regulations on the Board of Directors of OJSC Rostelecom.

Total number of shares carrying voting rights		728,696,320
Total number of registered shareholders holding voting shares	904	(629,826,065)
of which:		
Took part in the ballot	890	(627,553,801)
Number of ballot papers deemed **void**	13	(85,425)
Abstained from vote	14	(2,272,264)
Percentage of the voted shares out of the total number of shares, taking part in the ballot		99.63%

The final results of the ballot:

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	790	625,500,205	99.32%
Against	28	1,635,764	0.26%
Abstained	59	332,407	0.05%

9. Amendments and additions to the Regulations on the Auditing Commission of OJSC Rostelecom.

9.1. Amendment No.1

Total number of shares carrying voting rights		728,696,320
Total number of registered shareholders holding voting shares	904	(629,826,065)
of which:		
Took part in the ballot	866	(607,386,614)
Number of ballot papers deemed **void**	13	(84,506)
Abstained from vote	38	(22,439,451)
Percentage of the voted shares out of the total number of shares, taking part in the ballot		96.42%

The final results of the ballot:

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	811	606,636,653	96.32%
Against	7	79,680	0.01%
Abstained	35	585,775	0.09%

9.2. Amendment No.2

Total number of shares carrying voting rights		728,696,320
Total number of registered shareholders holding voting shares	904	(629,826,065)
of which:		
Took part in the ballot	863	(607,379,150)
Number of ballot papers deemed **void**	20	(90,790)
Abstained from vote	41	(22,446,915)
Percentage of the voted shares out of the total number of shares, taking part in the ballot		96.42%

The final results of the ballot:

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	653	604,374,725	95.96%
Against	95	2,110,156	0.33%
Abstained	95	803,479	0.13%

9.3. Amendment No.3

Total number of shares carrying voting rights		728,696,320
Total number of registered shareholders holding voting shares	904	(629,826,065)
of which:		
Took part in the ballot	866	(607,386,614)
Number of ballot papers deemed **void**	18	(111,911)
Abstained from vote	38	(22,439,451)
Percentage of the voted shares out of the total number of shares, taking part in the ballot		96.42%

The final results of the ballot:

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	801	606,604,682	96.32%
Against	10	82,080	0.01%
Abstained	37	587,941	0.09%

9.4. Amendment No.4

Total number of shares carrying voting rights		728,696,320
Total number of registered shareholders holding voting shares	904	(629,826,065)
of which:		
Took part in the ballot	866	(607,386,614)
Number of ballot papers deemed **void**	14	(86,996)
Abstained from vote	38	(22,439,451)
Percentage of the voted shares out of the total number of shares, taking part in the ballot		96.42%

The final results of the ballot:

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	803	606,430,177	96.29%
Against	11	214,205	0.03%
Abstained	38	655,236	0.10%

10. Approval of the restated Regulations on the General Director of OJSC Rostelecom.

Total number of shares carrying voting rights		728,696,320
Total number of registered shareholders holding voting shares	904	(629,826,065)
of which:		
Took part in the ballot	890	(627,491,701)
Number of ballot papers deemed **void**	17	(85,940)
Abstained from vote	14	(2,334,364)
Percentage of the voted shares out of the total number of shares, taking part in the ballot		99.62%

The final results of the ballot:

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	805	626,698,652	99.51%
Against	19	341,459	0.05%
Abstained	49	365,650	0.06%

11. Approval of the restated Regulations on the Management Board of OJSC Rostelecom.

Total number of shares carrying voting rights		728,696,320
Total number of registered shareholders holding voting shares	904	(629,826,065)
of which:		
Took part in the ballot	865	(607,324,114)
Number of ballot papers deemed **void**	16	(91,796)
Abstained from vote	39	(22,501,951)
Percentage of the voted shares out of the total number of shares, taking part in the ballot		96.41%

The final results of the ballot:

Result	Number of participants	Number of votes	Percentage of the total number of participants in the meeting
For	772	605,123,173	96.08%
Against	24	1,703,844	0.27%
Abstained	53	405,301	0.06%

12. Participation of the Company in the "Iskra" Association of Federal Business Service Network Operators.

Total number of shares carrying voting rights		728,696,320

Total number of registered shareholders holding voting shares	904	(629,826,065)
of which:		
Took part in the ballot	892	(628,522,345)
Number of ballot papers deemed **void**	18	(110,461)
Abstained from vote	12	(1,303,720)
Percentage of the voted shares out of the total number of shares, taking part in the ballot		99.78%

The final results of the ballot:

Result	**Number of participants**	**Number of votes**	**Percentage of the total number of participants in the meeting**
For	714	605,022,718	96.06%
Against	56	21,830,916	3.47%
Abstained	104	1,558,250	0.25%

Grigory I. Ananyev
Chairman of the Counting Commission
Director of the "RTC-Registrator"
Branch of the CJSC "Registrator-Svyaz"

Moscow, June 4, 2002: After the AGM that took place on June 1, 2002 the meeting of the new Board of Directors of Rostelecom was held where a Chairman of the Board was elected and a new Management Board was formed.

On June 1, 2002, right after the Annual General Meeting, a first meeting of the Company's newly elected Board of Directors was held, where the following key decisions were made:

- Valery N. Yashin was elected as Chairman of the Company's Board of Directors.
- Members of the Management Board were appointed. Sergei I. Kuznetsov was appointed General Director, while the Management Board now consists of:

1. Vladimir I. Androsik, Deputy General Director and Finance Director of Rostelecom;
2. Dmitry E. Erokhin, First Deputy General Director of Rostelecom;
3. Igor V. Zabolotny, Executive Director and Director of the Marketing and Sales Department of Svyazinvest;
4. Vadim Y. Izotov, Deputy General Director and Director of Information Technology of Rostelecom;
5. Alexander V. Lopatin, Deputy General Director of Svyazinvest;
6. Alexander A. Lutsky, Chief Accountant of Rostelecom;
7. Vladimir K. Mironov, Deputy General Director for Security of Rostelecom;
8. Alexander V. Mikhalev, Deputy General Director and Administrative Director of Rostelecom;
9. Marina D. Oleshek, Deputy General Director and Director for Organizational Development and Personnel Management of Rostelecom;
10. Vladimir V. Terekhov, Deputy General Director and Technical Director of Rostelecom.

For further details please contact

Dmitry Chukseyev
Head of PR Department
Tel.: 973 9973
Fax. 787 2850
e-mail: chukseev@hq.rt.ru

Anna Kareva
Head of IR
Tel.: 973 9920
Fax: 787 2850
e-mail: kareva@hq.rt.ru

Moscow, June 4, 2002: Rostelecom held its Annual General Shareholders meeting on June 1, 2002.

Based on the results of the ballot, the following decisions were made:

- The Company's annual report, annual accounting statements, including profit and loss statement of the Company, and distribution of profits and losses upon the results of the fiscal year 2001 were approved.
- The dividends amount for 2001 with respect to: preference shares in the amount of 0,9195237 RUR per share (10% of net profit) and ordinary shares in the amount of 0,2144961 RUR per share (7% of net profit) was determined. Dividend payments on ordinary and preference shares will be paid in pecuniary form starting from August 1, 2002 until the end of the fiscal year. The dividend payment procedure is determined in conformity with the shareholders' register as follows:
  - by transfer to the shareholders' bank accounts;
  - by postal orders (postal expenses deducted);
  - by payment in the Company's cashier office (to Company employees only).
- New members of the Board of Directors were elected:

  1. Vadim Y. Belov, Deputy General Director of Svyazinvest;
  2. Nikolay P. Yemelyanov, General Director of Novgorodetelecom;
  3. Sergei I. Kuznetsov, General Director of Rostelecom;
  4. Alexander V. Lopatin, Deputy General Director of Svyazinvest;
  5. Anton I. Osipchuk, First Deputy General Director of Svyazinvest;
  6. Stanislav N. Panchenko, Deputy General Director of Svyazinvest;
  7. Victor A. Polischuk, President of Russian Telecommunications Network;
  8. Irina M. Ragozina, Director of the Corporate Governance Department of Svyazinvest;
  9. Mikhail V. Slipenchuk, General Director of Metropol Investment Company;
  10. Grigory M. Finger, authorized representative of Lindsell Enterprises Limited;
  11. Valery N. Yashin, General Director of Svyazinvest;

- Members of the Auditing Commission were elected:

  1. Konstantin V. Belyaev, Chief Accountant of Svyazinvest;
  2. Irina V. Prokofieva, Deputy Director of Internal Audit and Economic Analysis Department and Head of Internal Audit Section of Svyazinvest;
  3. Irina A. Smirnova, Deputy Chief Accountant of Rostelecom.

- CJSC "Ernst and Young Vneshaudit" was approved as the external auditor of Rostelecom for 2002.

- Restated Company's Charter, Regulations on the General Shareholders Meeting, the Board of Directors, the General Director, and the Management Board were approved.
- A decision was made on amendments and additions to the Regulations on the Company's Auditing Commission.
- Participation of the Company in the Association of Federal Business Service Network Operators "Iskra" was recognized as practical.

For further details please contact

Dmitry Chukseyev
Head of PR Department
Tel.: 973 9973
Fax. 787 2850
e-mail: chukseev@hq.rt.ru

Anna Kareva
Head of IR
Tel.: 973 9920
Fax: 787 2850
e-mail: kareva@hq.rt.ru

Moscow, May 28, 2002: Rostelecom Q1 2002 results in accordance with Russian Accounting Standards.

- ***Domestic long distance traffic volume grew by 13%, international outgoing – by 15% compared to Q1 2001;***
- ***Revenue* was up 15%**, reaching Rbl 4 986 mn;***
- ***Growth in operating profit was 76% with operating profit amounting to Rbl 2 072 mn;***
- ***Net profit was Rbl 1 210 mn or 142% higher than in Q1 2001.***

Domestic long distance (DLD) traffic was up 13% versus Q1 2001, reaching 1 636 million minutes. DLD revenues increased by 36% with revenues from regional operators growing by 67%.

The Company saw a 15% growth in international outgoing traffic (ILD) volume, which reached 282 million minutes, while Rostelecom ILD proceeds from Russian clients and operators were up 4% compared to Q1 2001.

Total revenue reached Rbl 4 986 mn, which is 15% higher than in Q1 2001.

Operating costs amounted to Rbl 2 914 mn decreasing by 8%, while administrative costs decreased by 2%.

---

* *Excluding VAT*
** *Not adjusted for inflation*

Balance Sheet, Rbl '000

	31.12.01	31.03.02	Change, %
ASSETS			
Non-current assets, incl.	**23,555,048**	**23,017,205**	**-2.3%**
Intangible assets	23	21	-8.7%
Fixed assets	19,550,604	19,326,337	-1.1%
Incomplete installations	2,950,952	2,623,598	-11.1%
Long-term financial investments	1,053,469	1,067,249	1.3%
Current assets, incl.	**13,419,184**	**14,577,476**	**8.6%**
Inventories	1,167,248	1,125,216	-3.6%
VAT on obtained property	2,337,482	2,266,433	-3.0%
Accounts receivable	7,250,612	7,563,039	4.3%
Short-term financial investments	1,129,842	755,815	-33.1%
Cash and cash equivalents	1,534,000	2,866,973	86.9%
BALANCE	**36,974,232**	**37,594,681**	**1.7%**
SHAREHOLDER EQUITY AND LIABILITIES			
Shareholder equity	**16,298,968**	**17,508,376**	**7.4%**
Liabilities, incl.	**20,675,264**	**20,086,305**	**-2.8%**
Long-term liabilities	9,338,977	9,021,892	-3.4%
Short-term liabilities	11,336,287	11,064,413	-2.4%
BALANCE	**36,974,232**	**37,594,681**	**1.7%**

Profit and Loss Statement, Rbl '000

	Q1, 2001	Q1, 2002	Change, %
Revenue	**4,347,002**	**4,986,056**	**14.7%**
Operating costs	-3,167,855	-2,914,483	-8.0%
Operating profit	**1,179,147**	**2,071,573**	**75.7%**
Results of other operating activities	-352,203	-295,251	**-16.2%**
Results of other non-sales activities	115,559	-138,992	**n/a**
Profit before tax	**942,503**	**1,637,330**	**73.7%**
Profit tax and other similar payments	442,192	427,193	-3.4%
Net profit	**500,311**	**1,210,137**	**141.9%**

Key Ratios

	Q1, 2001	Q1, 2002
Operating margin, %	*27.13%*	*41.55%*
EBITDA margin, %	*62.81%*	*67.65%*
Net margin, %	*11.51%*	*24.27%*
	31.12.01	**31.03.02**
Absolute liquidity ratio	*0.24*	*0.34*
Financial independence ratio	*0.44*	*0.47*

For further details please contact

Dmitry Chukseyev
Head of PR Department
Tel.: 973 9973
Fax. 787 2850
e-mail: chukseev@hq.rt.ru

Anna Kareva
Head of IR
Tel.: 973 9920
Fax: 787 2850
e-mail: kareva@hq.rt.ru

ROSTELECOM'S SILKY WAY

1st operational complex of the new fiber optic communication line between Russia and Kazakhstan launched in Astrakhan on 23 May

This is the most significant event for Russia and in particular for Rostelecom. With the new fiber optic communication link (FOCL) the 2nd entry point of Rostelecom's trunk network to Kazakhstan (its Western segment) has been established. The new operational complex closes high transmission rate ring network based on existing communication lines of the Russian Federation and the Republic of Kazakhstan, but also of the People's Republic of China.

The Russia – Kazakhstan FOCL is laid through the region of Volzhsky – Khulkhuta – Yashkul' – Elista townships. Overall length of the route is 456 km. The newly built communication line forms a part of already existing FOCL connecting the towns of Samara, Saratov and Volgograd, with a branch to Rostov-on-Don, Elista and Budionnovsk. Rostelecom funded the construction of the complex out of its own funds.

The new telecommunications trunk will significantly improve the conditions for the Russian traffic transit through Kazakhstan to the Central Asian republics as well as for the Kazakh traffic transit through Russia to Europe and the Asia-Pacific region.

The new FOCL will also enhance the quality of Russia's international telephone communication with the Central Asian countries, since the new link offers a large number of communication lines in this direction and ensures traffic transit in digital format.

"It's highly significant, that the new FOCL route is following one of the routes of the Great Silky Way." - Sergey Kuznetsov, Rostelecom's General Director, was quoted as saying. Currently the demands for economic and information exchange between Europe and Asia increases steadily. "The newly established trunk line is the shortest and most economical way for telecommunication exchange between them," - the Head of Rostelecom said.

For additional information please contact:

Mr. Dmitry Chukseyev
Head of Public Relations Department
Phone: (095) 973 9973
Fax: (095) 787 2850
e-mail: chukseyev@hq.rt.ru

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act or 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY LONG DISTANCE
AND INTERNATIONAL TELECOMMUNICATIONS ROSTELECOM

Date: june 28, 2002 By

V.I.Androsik

Deputy General Director